                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2005

                        CHINA FINANCE ONLINE CO. LIMITED

                 (Translation of registrant's name into English)

                         ROOM 610B, 6/F PING'AN MANSION
                             NO. 23 FINANCIAL STREET
                        XICHENG DISTRICT, BEIJING 100032
                                      CHINA
                                (86-10) 6621-0631

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          FORM 20-F [X]    FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                YES [ ]    NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): 82-________.

                        CHINA FINANCE ONLINE CO. LIMITED

                                    FORM 6-K

                                TABLE OF CONTENT


                                                                           PAGE
                                                                           ----

Signature                                                                 Page 3

Press release regarding fourth quarter and full year 2004 results, dated
January 27, 2005                                                          Page 4


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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        CHINA FINANCE ONLINE CO. LIMITED

                                          By:      /s/  Sam Qian
                                                   --------------------------
                                          Name:    Sam Qian
                                          Title:   Chief Financial Officer

Date: January 27, 2005


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
     CHINA FINANCE ONLINE REPORTS FOURTH QUARTER AND FULL YEAR 2004 RESULTS

(Beijing, China, January 27, 2005) China Finance Online Co. Limited (Nasdaq:
JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the fourth quarter and the full year ended December 31, 2004:

HIGHLIGHTS FOR THE FOURTH QUARTER OF 2004

      *     Net revenues grew by 229% year-over-year and 24%
                  quarter-over-quarter to US$2.07 million for the fourth quarter of 2004.

      *     Net income grew by 426% year-over-year and 44% quarter-over-quarter to US$1.85 million for the quarter. Diluted income per ADS was US$0.09 for the quarter and diluted income per share was US$0.02 for the quarter.

      *     Gross margin for the quarter was 95%, compared to 89% for the same period in 2003 and 94% in the previous quarter. Net income margin increased to 89% from 56% for the same period in 2003 and 77% in the previous quarter.

HIGHLIGHTS FOR THE FULL YEAR 2004

      *     Net revenues grew by 165% to US$6.02 million from US$2.27 million for the full year 2003.

      *     Net income grew by 286% to US$4.60 million from US$1.19 million for the full year 2003. Diluted income per ADS was US$0.26 for the full year 2004 and diluted income per share was US$0.05 for the full year 2004.

      *     Gross margin for the full year 2004 was 93%, compared to 87% for the full year 2003. Net income margin increased to 76% for the full year 2004 from 52% for the full year 2003.

FINANCIAL RESULTS

For the fourth quarter of 2004, China Finance Online reported net revenues of US$2.07 million, an increase of 229% from US$631,000 for the same period in 2003, or 24% from US$1.67 million in the previous quarter, primarily due to continued growth in average subscription fee per subscriber and an increase in the number of subscribers. Revenue from our advertising related business for the quarter contributed US$250,000, an increase of 28% from the previous quarter.

For the full year ended December 31, 2004, net revenues increased 165% from US$2.27 million for the full year 2003 to US$6.02 million. This increase is primarily the result of rapid expansion of our subscription business.

Gross profit increased by 251% to US$1.97 million for the fourth quarter of 2004 from US$562,000 for the same period in 2003 as cost of revenues decreased as a percentage of net revenues. Gross margin was 95% in the fourth quarter of 2004 compared with 89% for the same period in 2003 and 94% in the previous quarter.

Gross profit for the full year 2004 increased by 185% to US$5.62 million from US$1.97 million for the full year 2003. Gross margin for the full year 2004 was 93% compared with 87% for the full year 2003.

Operating expenses for the fourth quarter of 2004 totaled US$533,000, an increase of 140% from US$222,000 reported for the same period in 2003. This increase is primarily the result of an increase in our sales and marketing expenses and, to a lesser extent, an increase in our general and administrative expenses and stock-based compensation expenses. Total operating expenses were 26% of net revenues for the fourth quarter of 2004 compared to 35% for the same period in 2003, due to the faster rate of increase in revenues relative to these expenses.

- Sales and marketing expenses for the fourth quarter of 2004 increased by 184% to US$245,000 from US$86,000 for the same period in 2003. This increase is largely the result of an increase in our advertising expenditures starting in early 2004 and an increase in the number of our customer service and sales personnel to meet the increased subscription demand.

- General and administrative expenses for the fourth quarter of 2004 were US$172,000, an increase of 76% from US$98,000 for the same period in 2003, mainly due to an increase in staff compensation as a result of the increased number of employees and, to a lesser extent, an increase in bank service fees that banks charge on the customer payment through online banking and wiring.

- Product development expenses for the fourth quarter of 2004 were US$50,000, an increase of 32% from US$38,000 for the same period in 2003, primarily due to an increase in the salary and compensation expenses of personnel engaged in the research, development and implementation of our new products.

For the year ended December 31, 2004, total operating expenses were US$1.70 million, an increase of 104% from US$833,000 for the full year 2003, resulting from the rapid expansion of our business and operations.

As a result of the foregoing, income from operations for the fourth quarter of 2004 was US$1.44 million, an increase of 323% from US$340,000 for the same period in 2003 and an increase of 25% from US$1.15 million for the previous quarter. Net income for the fourth quarter of 2004 was US$1.85 million, representing an increase of 426% from US$352,000 for the same period in 2003, or 44% from US$1.28 million in the previous quarter.

For the full year 2004, income from operations was US$3.92 million, an increase of 244% from US$1.14 million for the full year 2003. Net income for the full year 2004 was US$4.60 million, an increase of 286% from US$1.19 million for the full year 2003.

Net income margin for the fourth quarter in 2004 was 89%, compared to 56% for the same period in 2003 and 77% in the previous quarter. Our net income for the fourth quarter includes an income tax benefit of US$199,000, which is mainly due to the temporary difference arising from deferred revenue. Basic income per ADS was US$0.11, and basic income per share was US$0.02 for the fourth quarter of 2004. Diluted income per ADS was US$0.09 and diluted income per share was US$0.02 for the fourth quarter of 2004.

For the full year 2004, net income margin was 76% compared to 52% for the full year 2003. Net income for the full year 2004 includes an income tax benefit of US$384,000, which is mainly due to the temporary difference arising from deferred revenue. Basic income per ADS was US$0.59 and basic income per share was US$0.12 for the full year 2004. Diluted income per ADS was US$0.26 and diluted income per share was US$0.05 for the full year 2004.

The number of new subscribers for the fourth quarter of 2004 was 3,977, a 21% increase from 3,298 for the same period in 2003, primarily attributable to increased visitors' traffic to our website, which increased our user base, and our enhanced marketing efforts, which resulted in a higher number of new subscribers being converted from users of our website. The number of new subscribers for the third quarter and the fourth quarter of 2004 remained relatively flat, primarily due to the continued weakness of China's stock markets during the fourth quarter of 2004, partially offsetting our enhanced marketing efforts during the same period. Repeat subscribers for the fourth quarter of 2004 were 3,115, an increase of 54% from 2,029 for the same period in 2003, or an increase of 31% from 2,372 during the previous quarter. This increase is primarily due to the strong customer loyalty to our products, which was partially offset by the continued weak Chinese stock markets.

Average subscription fee per subscriber, or ASF, for new subscribers increased by 105% to US$285 for the fourth quarter of 2004 from US$139 for the same period in 2003, or by 30% from US$219 in the previous quarter. ASF for repeat subscribers increased by 134% to US$297 for the fourth quarter of 2004 from US$127 for the same period in 2003, or by 11% from US$268 in the previous quarter. The increase in our ASF for both new and repeat subscribers reflects the company's continued efforts in migrating its subscribers to more comprehensive and higher priced service packages.

CONFERENCE CALL

China Finance Online's management team will host a conference call at 8:00PM Eastern Standard Time on January 31, 2005 (or 9:00AM on February 1, 2005 in the Beijing/HK time zone).

The conference call will be available on Webcast live and for replay at: http://www.jrj.com.cn/englishver3/index.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number +1-877-847-0047, Hong Kong toll free number +852-3006-8191, Singapore toll free number +800-852-3396; Password for all regions: CFO12.

A replay of the call will be available from approximately 9:00PM Eastern Time on January 31, 2005 (or 10:00AM on February 1, 2005 in the Beijing/HK time zone) to 9:00 PM Eastern Time on February 14, 2005 (or 10:00 AM on February 15, 2005 in the Beijing/HK time zone). The dial-in details for the replay: U.S. toll free number +1-877-847-0047, HK toll free number 852-3006-8191, Singapore toll free number 800-852-3396; Passcode for all regions: 818189.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Business Highlights section and quotations from management in this press release, as well as China Finance Online's strategic and operational plans, contain forward looking statements. China Finance Online may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Finance Online's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical losses, its limited operating history, declines or disruptions in the online financial industry, the recurrence of SARS, China Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and other risks outlined in China Finance Online's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT CHINA FINANCE ONLINE CO. LIMITED

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

For further information please contact:

Junling Cai
China Finance Online Co. Limited
Tel: (+86-10) 6621-0425
Email: ir@jrj.com

                        China Finance Online Co. Limited
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)


                                         For the three months ended                            Year ended Dec. 31
                                      -----------------------------------------------     ------------------------------
                                      Dec. 31 2003      Dec. 31 2004    Sept. 30 2004        2003              2004
                                      (unaudited)       (unaudited)      (unaudited)        (note)         (unaudited)
                                      ------------     -------------     ------------     -----------      ------------
Gross revenues                                645             2,097            1,682            2,354            6,064
Business tax                                  (14)              (23)              (9)             (83)             (48)
                                      -----------      ------------      -----------      -----------      -----------
Net revenues                                  631             2,074            1,673            2,271            6,016

       Cost of revenues                       (69)             (103)            (102)            (298)            (393)
                                      -----------      ------------      -----------      -----------      -----------
Gross profit                                  562             1,971            1,571            1,973            5,623

Operating expenses:

       General and administrative             (98)             (172)            (104)            (304)            (441)
       Product development                    (38)              (50)             (42)            (149)            (172)
       Sales and marketing                    (86)             (245)            (210)            (284)            (800)
       Stock-based compensation                --               (66)             (66)             (96)            (289)
                                      -----------      ------------      -----------      -----------      -----------
Total operating expenses                     (222)             (533)            (422)            (833)          (1,702)

Income from operations                        340             1,438            1,149            1,140            3,921
Interest income                                12               217               33               51              293
Other expense                                  --                (1)              --               (1)              (1)

Income before income taxes                    352             1,654            1,182            1,190            4,213
                                      -----------      ------------      -----------      -----------      -----------
Income tax benefit                             --               199              102               --              384
                                      -----------      ------------      -----------      -----------      -----------
Net income                                    352             1,853            1,284            1,190            4,597

Dividends on preference shares                 --                --               --             (352)              --
Income attributable to
       ordinary shareholders                  352             1,853            1,284              838            4,597
Income per share
Basic                                        0.02              0.02             0.06             0.04             0.12
Diluted                                      0.01              0.02             0.01             0.01             0.05
Income per ADS
Basic                                        0.08              0.11             0.28             0.21             0.59
Diluted                                      0.02              0.09             0.07             0.06             0.26
Weighted average ordinary shares
Basic                                  22,123,600        87,940,639       22,853,600       20,124,153       38,912,491
Diluted                                73,599,933       107,832,969       85,960,343       72,562,516       90,092,668
Weighed average ADSs
Basic                                   4,424,720        17,588,128        4,570,720        4,024,831        7,782,498
Diluted                                14,719,987        21,566,594       17,192,069       14,512,503       18,018,534

                        China Finance Online Co. Limited
                      CONDENSED CONSOLIDATED BALANCE SHEET
                         (In thousands of U.S. dollars)

                                                    Dec. 31 2004   Dec. 31 2003
                                                     (unaudited)      (note)
                                                    ------------   ------------
ASSETS

Current assets:
  Cash and cash equivalents                             70,596         5,806
  Accounts receivable                                       34            --
  Income tax recoverable                                    14           283
  Prepaid expenses and other current assets                332            92
Total current assets                                    70,976         6,181
  Property and equipment, net                              417           351
  Rental deposit                                            31            24
  Goodwill, net                                             51            51
  Deferred tax assets                                      386            --
Total assets                                            71,861         6,606
                                                       -------        ------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

  Deferred revenue                                       3,487         1,278
  Accrued expenses and other current liabilities           286            94
  Dividend payable                                          --           503
Total current liabilities                                3,773         1,875
Shareholders' equity
  Ordinary shares                                           13             9
  Additional paid-in-capital                            64,175         5,094
  Retained earnings                                      4,225          (372)
  Deferred stock compensation                             (325)           --
Total shareholders' equity                              68,088         4,731
Total liabilities and shareholders' equity              71,861         6,606

Note: the information for the year ended December 31, 2003 is derived from the audited financial statements contained in the Company's registration statement.


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